

September 27, 2011

Mr. John C. Eggermont
President and Chief Executive Officer
Kopjaggers Inc.
28325 Utica Road
Roseville, Michigan 48066

> **Re:** **Kopjaggers Inc.**
> **Amendment No. 1 to Registration Statement on Form 10-12G**
> **Filed September 22, 2011**
> **File No. 000-54307**

Dear Mr. Eggermont:

Our review of your filing indicates that it fails in numerous material respects to comply with the requirements of the Securities Exchange Act of 1934, the rules and regulations under that Act, and the requirements of the form. For example, we note the following deficiencies:

- failure to include your financial statements for the fiscal quarter ended March 31, 2011 as required by Rule 8-08 of Regulation S-X in your Registration Statement on Form 10-12G or in a separate Quarterly Report on Form 10-Q for this period;

- failure to file reports as required by Section 13 of the Exchange Act and the rules and regulations under that Act, including Exchange Act Rule 13a-13 that requires you to file financial statements and a corresponding periodic report for the fiscal quarter ended June 30, 2011; and

- failure to respond to prior comments 31-33, 35-41, 43-44 and 46 in our letter dated April 19, 2011.

We will not perform a detailed examination of your filing and we will not issue comments because to do so would delay the review of other disclosure documents that do not appear to contain comparable deficiencies. Please file the required reports under Section 13 of the Exchange Act as well as a substantive amendment to your Form 10-12G and related response letter to correct the above-noted deficiencies. Considering the registration statement went effective without financial statements for the fiscal quarter ended March 31, 2011, your failure to file such reports and a substantive amendment will require us to consider what recommendation, if any, we should make to the Commission.

You may contact Jason Niethamer, Assistant Chief Accountant, at (202) 551-3855 if you have any questions regarding the financial statements and related matters.   Please contact Angie Kim, Staff Attorney, at (202) 551-3535, Catherine Brown, Staff Attorney, at (202) 551-3513 or me, at (202) 551-3720 with any other questions.

Sincerely,

/s/ Catherine T. Brown for

Mara L. Ransom
Assistant Director

cc: Angela Collette
        Angela Collette PSC